2855 Sanford Ave SW #30666

Grandville, MI, 49418

+44 01455-290363

March 7, 2018

VIA EMAIL AND EDGAR

Beverly Singleton

Melissa Raminpour

Sonia Bednarowski

John Dana Brown - Attorney Advisor

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

BednarowskiS@SEC.GOV

Re: Arazu Incorporated

Amendment No. 1 Registration Statement on Form S-1

Filed February 6, 2018

File No. 333-221327

Dear Sirs/Mesdames:

This letter is written in response to the submission of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), and filed on February 6, 2018, by Arazu Incorporated, a Florida corporation (the “Company”), and its further receipt of your email to the Company, dated February 21, 2018. We have reproduced your 8 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. Please provide us your analysis as to whether you are a shell company as defined by Rule 405 of the Securities Act. In this regard we note your limited operating activities.

RESPONSE: In our view, the Company is not a shell under the terms the Securities and Exchange Commission (SEC) has previously set forth. The SEC addressed the "shell" definition in SEC Release No. 33---8587. In the release, the SEC stated:

“We are defining a “shell company” as a registrant with:

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 7, 2018

1. no or nominal operations

and

2. either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that this is an “and” test, not an “or” test. Thus, if an issuer has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets on its balance sheet. Likewise, if an issuer has more than no or nominal assets, it is not a shell company , regardless of whether or not it has more than no or nominal operations. We further note that the test is not based upon revenues, but upon operations, an important distinction. An issuer that has more than nominal operations, but has not generated revenues is not a shell company within this definition. Also, an issuer may have more than no or nominal assets and not have them show up on the balance sheet due to a variety of factors.

Based upon the forgoing, an issuer is not a shell company if:

The issuer is an early stage, pre or early revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan; and

The issuer has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

Arazu Incorporated Has More Than No or Nominal Operations.

The Company is not a shell company inasmuch as that it has both a significant operating history and has commenced significant operations. It has four part-time employees and several outside part-time consultants it will use to expand its business. Further, the Company has no intention of placing assets or operations in the company to return to a stock promoter or its affiliates and there is no agreement to return the Company's assets or operations to a promoter or its affiliates before, upon completion of, or shortly after a business combination transaction.

The Company has, since its beginnings, engaged in operating activities to develop its business. It has developed and has hired consultants and equipment/parts providers to supply to the end consumer as well as customer service and fulfillment. The Company has employees and contractors running its product development throughout its existence. The day-to-day operations for the Company is demanding and could not be accomplished with "nominal" operations.

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 7, 2018

As an emerging growth company under the "Jobs Act", The Company, has devoted its existence in developing ecommerce for motorcycle parts, including thousands of hours to create its distribution network. These efforts can in no way be considered "No or Nominal Operations."

Arazu Incorporated Has More Than No or Nominal Assets

In addition to satisfying the no or nominal operations portion of the shell definition, the Company also satisfies the no or nominal assets portion of the shell definition. The shell test is not based on what the value of assets are on the balance sheet, but whether or not they are more than no or nominal assets of the Company. The Company's assets have not undergone a valuation by an outside valuation expert, but the Company assets are much more than nominal. These assets include the intellectual property, website, good-will, e-commerce relationships and know-how of the Company. These assets are not tangible, but the sweat equity and relationships have built the Company. These assets are the culmination of years of hard work by the founder and his employees, partners, and contractors.

Based upon the foregoing and subject to the qualifications hereinafter set forth, we are of the opinion that:

The Company is not a “shell” as defined by Rule 12b-2 of the Act and has never been a shell historically.

2.	COMMENT. We note your response to our prior comment 1 that no written materials were provided to the selling stockholders. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented to potential investors of the securities offered in this registration statement in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: All management communication with investors were oral conversations except the subscription agreements and consulting agreements provided as exhibits to the Registration Statement. The form of subscription agreement is incorporated by reference in the Registration Statement as Exhibit 4.1.

Prospectus Summary, page 2

3.	COMMENT. Please explain why effectiveness of this resale registration statement will cause your marketing and operations costs to increase. We note your statement that “[u]pon approval of this registration statement, we estimate our burn rate will significantly increase to approximately $35,000 per month due to costs associated with operations, marketing and regulatory compliance.”.

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 7, 2018

RESPONSE: The Company has modified this language to more clearly explain its expectations in respect to regulatory, marketing and operational expenses. Specifically, that it does not expect marketing and operations expenses to increase directly as a result of the effectiveness of this registration statement, but rather as a result of the implementation of its overall business plan.

Risk Factors, page 4

Risks Related to Our Business, page 4

Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 4

4.	COMMENT. Please revise to clarify, if true, that you estimate that your current cash will fund Arazu Incorporated until June 30, 2018.

RESPONSE: The Company has modified this disclosure to reflect that in addition to its current cash, the Company will need to be supplemented through related party loans to the Company.

There are significant operational and logistical risks associated with our primary, page 6

5.	COMMENT. We note your response to our prior comment 4 and reissue in part. Please expand this risk factor to discuss the ability of a shareholder to effect service of process within the United States, as your executive office is located outside the United States and your sole executive officer and director resides outside of United States, the difficulty of enforcing a judgment obtained in a United States court against such person and the difficulty of bringing original actions in a foreign jurisdiction against the company and its sole officer and director.

RESPONSE: The Company has modified this disclosure to include the service of process risk factor.

Determination of Offering Price, page 14

6.	COMMENT. We note your response to our prior comment 2 and reissue in part. Please revise to describe the various factors considered in determining the offer price of $0.05 per share.

RESPONSE: We have amended our disclosure to include the various factors considered in determining the offer price of $0.05 per share.

Exhibits

7.	COMMENT. Please revise your exhibit index to include hyperlinks to the exhibits or tell us why you believe this is not necessary. Refer to Release No. 33-10322 (March 1, 2017) for guidance.

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 7, 2018

RESPONSE: We have updated the S-1 to include the requested hyperlinks.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

8.	COMMENT. We reiterate our prior comment number 13. In this regard, please expand the second sentence of the accountant’s consent to make specific reference to the firm under both the headings of Interest of Named Experts on page 22 and to Experts on page 39 of the Registration Statement on Form S-1.

RESPONSE: Our independent registered public accounting firm has revised its consent to note specific reference to the firm under both the headings of “Interest of Named Experts”, and to “Experts”.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

ARAZU INCORPORATED

/s/ Paul Clewlow

Paul Clewlow

Chief Executive Officer